UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                           SEC FILE NUMBER: 000-52383
                            CUSIP NUMBER: 36102A-10-8

             (Check One): Form 10-K [X] Form 20-F  [_] Form 11-K [_]
                          Form 10-Q [_] Form N-SAR [_]

                       For Period Ended: December 31, 2006

                          [_] Transition Report on Form 10-K or Form 10-KSB [_] Transition Report on Form 20-F [_] Transition Report on Form 11-K [_] Transition Report on Form 10-Q or Form 10-QSB [_] Transition Report on Form N-SAR
                For the Transition Period Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Fuqi International, Inc.
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Full Name of Registrant

N/A
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Former Name if Applicable:

5/F., Block 1, Shi Hua Industrial Zone, Cui Zhu Road North
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Address of Principal Executive Office (Street and Number)

Shenzhen, 518019, People's Republic of China
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City, State and Zip Code


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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         |  (a)   The reasons described in reasonable detail in Part III of this
         |        form could not be eliminated without unreasonable effort or
         |        expense;
         |
   [X]   |  (b)   The subject annual report, semi-annual report, transition
         |        report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion
         |        thereof, will be filed on or before the fifteenth calendar day
         |        following the prescribed due date; or the subject quarterly
         |        report of transition report on Form 10-Q, or portion thereof
         |        will be filed on or before the fifth calendar day following
         |        the prescribed due date; and
         |
         |  (c)   The accountant's statement or other exhibit required by Rule
         |        12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

      On November 20, 2006, we entered into a share exchange agreement with Fuqi International Holdings Co., Ltd., a British Virgin Islands corporation ("Fuqi BVI"), and its sole shareholder, Yu Kwai Chong, pursuant to which we agreed to acquire all of the issued and outstanding capital stock of Fuqi BVI (the "Exchange Transaction"). The Exchange Transaction closed on November 22, 2006 and we issued an aggregate of 18,886,666 shares of our common stock to Mr. Chong in exchange for all of the issued and outstanding securities of Fuqi BVI. As a result of the Exchange Transaction, we (i) became the 100% parent of Fuqi BVI,
(ii) assumed the operations of Fuqi BVI and its subsidiaries, and (iii) changed our name from VT Marketing Services, Inc. to Fuqi International, Inc.

      Prior to the Exchange Transaction, we were a shell company with no operations. After completion of the Exchange Transaction, we are unable, without unreasonable effort and expense, to file our Form 10-K for the year ended December 31, 2006 on a timely basis. Based on the discussion above, we need additional time to prepare, review, and complete our financial statements for the year ended December 31, 2006 and other information required to be included in the 2006 Form 10-K. We are working diligently to finalize our financial statements and we currently expect to file our 2006 Form 10-K no later than the fifteenth calendar day following the prescribed due date.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Ching Wan Wong         86-0755                  2580-6333
     -------------------   -----------------   ----------------------------
            (Name)           (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [X] No [_]


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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes
[_] No [X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                            Fuqi International, Inc.
                   -----------------------------------------
                    (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  April 2, 2007                      By:    /s/ Ching Wan Wong
                                          ------------------------------------
                                          Name:Ching Wan Wong
                                          Title:     Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

                 Intentional misinformation or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).


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